

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Mr. Andrew Godfrey
President and Chairman
First Quantum Ventures, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

Re: Item 4.01 Form 8-K
Filed January 5, 2011
Item 4.01 Form 8-K/A
Filed January 19, 2011
File No. 000-52759

Dear Mr. Godfrey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services